Mail Stop 3561

December 21, 2005

Irene Braham, President
Homassist Corporation
107-1520 McCallum Road, Suite #29
Abbotsford, British Columbia, Canada V2S 8B2

        RE:  Homassist Corporation ("the company")
                Amendment No. 3 to Registration Statement on
                Form SB-2
                Filed December 8, 2005
                File No.  333-124405

Dear Ms. Braham:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.  Use of Proceeds, page 7

1. Please revise the second paragraph to update and make the disclosure consistent with the disclosure on page 21, in the "Plan of
Operation" - "Expenditures" section

2. Disclose the amount of offering expenses paid as of the most recent practicable date.

Irene Braham
Homassist Corporation
December 21, 2005
Page 2.
3. State your current cash balance as of the most recent practicable date and discuss how you plan to pay the remaining offering expenses. Update similar disclosure on page 21.

Plan of Distribution, page 10
4. Please reconcile the termination date for the company in this section with the disclosure on the cover page.

Financial Statements
5. Please provide updated interim financial statements as required by Item 310(g) of Regulation S-B.

Closing Comments

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Terence O`Brien at (202) 551-3355 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.

Sincerely,




John Reynolds

Assistant Director


CC:   W. Scott Lawler, Esq.
          (403) 272-3620 via fax